Exhibit 99.10

CONSENT OF KEITH BLAIR

In connection with the filing of the annual report on Form 40-F (the “Form 40-F”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission, I consent to the references to my name, including under the heading “Experts,” and to the use of the technical report entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 — Technical Report,” dated January 1, 2013 (the “Report”), and the information derived from the Report, included in the 2013 Annual Information Form of Franco-Nevada Corporation dated March 19, 2014 (the “AIF”), which is filed as an exhibit to, and incorporated by reference in, the Form 40-F.

I also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-190109), on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-191835) of the references to my name in the AIF and the use of the Report and the information derived therefrom.

DATED:	March 19, 2014

(signed) Keith Blair
Name: Keith Blair